Exhibit 99.1

Sapiens Reports Fourth Quarter 2022 Financial Results

February 21, 2023 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced its financial results for the fourth quarter ended December 31, 2022.

Summary Results for Fourth Quarter 2022 (USD in millions, except per share data)

	GAAP			Non-GAAP
	Q4 2022	Q4 2021	% Change	Q4 2022	Q4 2021	% Change
Revenue	$119.5	$119.2	0.2%	$119.5	$119.9	-0.3%
Gross Profit	$50.3	$48.7	3.4%	$53.8	$53.9	-0.3%
Gross Margin	42.1%	40.8%	130 bps	45.0%	45.0%	0 bps
Operating Income	$16.5	$15.7	4.8%	$21.1	$21.6	-2.5%
Operating Margin	13.8%	13.2%	60 bps	17.6%	18.0%	-40 bps
Net Income (*)	$13.4	$13.7	-2.2%	$18.0	$17.7	1.9%
Diluted EPS	$0.24	$0.25	-4.0%	$0.32	$0.32	0.0%

Summary Results for Full Year end 2022 (USD in millions, except per share data)

	GAAP			Non-GAAP
	2022	2021	% Change	2022	2021	% Change
Revenue	$474.7	$461.0	3.0%	$474.8	$463.6	2.4%
Gross Profit	$200.2	$187.8	6.6%	$213.5	$208.3	2.5%
Gross Margin	42.2%	40.7%	150 bps	45.0%	44.9%	10 bps
Operating Income	$66.5	$57.5	15.7%	$83.5	$81.4	2.5%
Operating Margin	14.0%	12.5%	150 bps	17.6%	17.6%	0 bps
Net income (*)	$52.6	$47.2	11.5%	$67.2	$65.5	2.5%
Diluted EPS	$0.95	$0.85	11.8%	$1.21	$1.18	2.5%

(*)	Attributable to Sapiens’ shareholders

“Our revenue in 2022 reached $474.8 million, and on a constant currency basis, we grew by 7.8%. Key accomplishments in 2022 include our continued growth of cloud-based customers with over 90% of new logos delivered on the cloud and the significant increase in our platform deals,” stated Roni Al-Dor, President and CEO of Sapiens. “We continue to fortify our leading position in Europe. We are particularly enthused by our momentum in North America, where we closed a CoreSuite for Life and Annuity deal in addition to business application solutions deals in 2022. Our renewed growth in North America increases our confidence that the region will continue growth in 2023.”

“Operating profit in 2022 reached $83.5 million, representing an operating margin of 17.6%, a great accomplishment despite the macroeconomic environment and currency headwind,” continued Mr. Al-Dor. “Our priorities for 2023 are to build on the improving dynamics in North America to grow our presence in this region, advance our position in Europe, deepening relationships with our existing customers, and continue migrating customers to the cloud.”

“We are introducing 2023 guidance for non-GAAP revenue in a range of $502 million to $507 million, and non-GAAP operating margin in a range of 17.6% to 18.0%,” concluded Mr. Al-Dor.

Quarterly Results Conference Call

Management will host a conference call and webcast on February 21, 2023, at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens’ results. Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): 1-888-642-5032

International: 972-3-9180609

UK: 0-800-917-5108

The live webcast of the call can be viewed on Sapiens’ website at: https://www.sapiens.com/investor-relations/ir-events-presentations. A replay of the call will be available one business day following the completion of the event, at the same link for 90 days.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP revenue, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributed to Sapiens shareholders, non-GAAP basic and diluted earnings per share, Adjusted EBITDA and Adjusted Free Cash-Flow.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens’ financial condition and results of operations. The Company’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred revenue, amortization of capitalized software development and other intangible assets, capitalization of software development, stock-based compensation, compensation related to acquisition and acquisition-related costs, restructuring and cost reduction costs, and tax adjustments related to non-GAAP adjustments.

Management of the Company does not consider these non-GAAP measures in isolation, or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations, as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

To compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Adjusted EBITDA as net profit, adjusted to eliminate valuation adjustment on acquired deferred revenue, stock-based compensation expense, depreciation and amortization, capitalization of software development costs, compensation expenses related to acquisition and acquisition-related costs, restructuring and cost reduction costs, financial expense (income), provision for income taxes and other income (expenses). These amounts are often excluded by other companies as well, in order to help investors understand the operational performance of their business.

The Company uses Adjusted EBITDA as a measurement of its operating performance, because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflects an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting its business. The Company uses Adjusted Free Cash-Flow as a measurement of its operating performance, and reconciles cash-flow from operating activities to Adjusted Free Cash-Flow, while reducing the amounts for capitalization of software development costs and capital expenditures. The Company adds back cash payments made for former acquisitions in respect of future performance targets and retention criteria as determined upon acquisition date of the respective acquired company, which were included in the cash-flow from operating activities. We believe that Adjusted Free Cash-Flow is useful in evaluating our business, because Adjusted Free Cash-Flow reflects the cash surplus available to fund the expansion of our business.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative and agile. Backed by more than 35 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management.  For more information visit www.sapiens.com or follow us on LinkedIn.

Investor and Media Contact Yaffa Cohen-Ifrah Chief Marketing Officer and Head of Investor Relations, Sapiens Yaffa.cohen-ifrah@sapiens.com	Investors Contact Brett Maas Managing Partner, Hayden IR +1 646-536-7331 Brett.Maas@HaydenIR.com Kimberly Rogers Managing Director, Hayden IR +1 541-904-5075 kim@HaydenIR.com

Forward Looking Statements

Certain matters discussed in this press release are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, and are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, which we filled with the SEC on March 31, 2022, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Year ended
	December 31,		December 31,
	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	119,463	119,225	474,736	461,035
Cost of revenue	69,158	70,561	274,573	273,191

Gross profit	50,305	48,664	200,163	187,844

Operating expenses:
Research and development, net	15,251	13,891	58,656	54,013
Selling, marketing, general and administrative	18,573	19,041	75,016	76,343
Total operating expenses	33,824	32,932	133,672	130,356

Operating income	16,481	15,732	66,491	57,488

Financial and other expenses (income), net	(1,097)	(311)	941	202
Taxes on income	4,276	2,404	12,619	9,964

Net income	13,302	13,639	52,931	47,322

Attributable to non-controlling interest	(65)	(26)	336	151

Net income attributable to Sapiens’ shareholders	13,367	13,665	52,595	47,171

Basic earnings per share	0.24	0.25	0.95	0.86

Diluted earnings per share	0.24	0.25	0.95	0.85

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	55,140	54,902	55,117	54,785

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	55,521	55,626	55,570	55,561

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended		Year ended
	December 31,		December 31,
	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP revenue	119,463	119,225	474,736	461,035
Valuation adjustment on acquired deferred revenue	23	629	92	2,519
Non-GAAP revenue	119,486	119,854	474,828	463,554

GAAP gross profit	50,305	48,664	200,163	187,844
Revenue adjustment	23	629	92	2,519
Amortization of capitalized software	1,517	2,084	5,840	7,679
Amortization of other intangible assets	1,929	2,556	7,375	10,253
Non-GAAP gross profit	53,774	53,933	213,470	208,295

GAAP operating income	16,481	15,732	66,491	57,488
Gross profit adjustments	3,469	5,269	13,307	20,451
Capitalization of software development	(1,238)	(2,256)	(6,097)	(7,911)
Amortization of other intangible assets	1,115	1,311	4,783	5,377
Stock-based compensation	759	1,274	3,960	4,801
Acquisition-related costs (*)	472	260	1,033	1,198
Non-GAAP operating income	21,058	21,590	83,477	81,404

GAAP net income attributable to Sapiens’ shareholders	13,367	13,665	52,595	47,171
Operating income adjustments	4,577	5,858	16,986	23,916
Taxes on income	78	(1,842)	(2,411)	(5,550)
Non-GAAP net income attributable to Sapiens’ shareholders	18,022	17,681	67,170	65,537

(*)	Acquisition-related costs pertain to charges on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as tax, accounting and legal rendered until the acquisition date.

Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended		Year ended
	December 31,		December 31,
	2022	2021	2022	2021
GAAP operating profit	16,481	15,732	66,491	57,488

Non-GAAP adjustments:
Valuation adjustment on acquired deferred revenue	23	629	92	2,519
Amortization of capitalized software	1,517	2,084	5,840	7,679
Amortization of other intangible assets	3,044	3,867	12,158	15,630
Capitalization of software development	(1,238)	(2,256)	(6,097)	(7,911)
Stock-based compensation	759	1,274	3,960	4,801
Compensation related to acquisition and acquisition-related costs	472	260	1,033	1,198

Non-GAAP operating profit	21,058	21,590	83,477	81,404

Depreciation	1,034	1,989	4,242	5,360

Adjusted EBITDA	22,092	23,579	87,719	86,764

Summary of NON-GAAP Financial Information
U.S. dollars in thousands (except per share amounts)

	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021
Revenues	119,486	119,019	118,605	117,718	119,854
Gross profit	53,774	53,546	53,207	52,943	53,933
Operating income	21,058	20,902	20,747	20,770	21,590
Adjusted EBITDA	22,092	22,036	21,681	21,910	23,579
Net income to Sapiens’ shareholders	18,022	16,871	14,979	17,298	17,681

Diluted earnings per share	0.32	0.30	0.27	0.31	0.32

Non-GAAP Revenues by Geographic Breakdown
U.S. dollars in thousands

	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021
North America	50,801	49,555	48,154	49,009	48,872
Europe	56,910	56,887	59,868	59,267	62,416
Rest of the World	11,775	12,577	10,583	9,442	8,566

Total	119,486	119,019	118,605	117,718	119,854

Adjusted Free Cash-Flow
U.S. dollars in thousands

	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021
Cash-flow from operating activities	14,430	4,405	6,615	18,330	27,386
Increase in capitalized software development costs	(1,238)	(1,492)	(1,621)	(1,746)	(2,256)
Capital expenditures	(400)	(1,047)	(803)	(453)	(801)
Free cash-flow	12,792	1,866	4,191	16,131	24,329

Cash payments attributed to acquisition-related costs(*) (**)	1,100	-	-	-	407

Adjusted free cash-flow	13,892	1,866	4,191	16,131	24,736

(*)	Included in cash-flow from operating activities

(**)	Acquisition-related payments pertain to payments on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as, tax, accounting and legal rendered until the acquisition date.

Reconciliation of Revenue Growth as Reported on GAAP Basis to Revenue Growth on a Constant Currency Basis

Year ended December 31, 2022

Revenue growth %	As reported	Currency Impact	Constant Currency Basis
North America	4.3%	-	4.3%
Europe	(2.7)%	(10.1)%	7.4%
Rest of the world	27.8%	(1.1)%	28.9%
Total	2.4%	(5.4)%	7.8%

*	Constant currency revenue results are calculated by translating current period revenues in local currency into U.S dollars at the weighted average exchange rates of the comparable prior year period.

*	Due to the significant impact of the currencies fluctuations this year on our reported revenues, we are providing the above information by region on a constant currency basis for this year. We are not committing at this time to continue providing such information in the future.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

U.S. dollars in thousands

	December 31,	December 31,
	2022	2021
	(unaudited)	(unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	160,285	190,243
Short-term bank deposit	20,000	20,000
Trade receivables, net and unbilled receivables	93,382	76,261
Other receivables and prepaid expenses	11,640	13,841
Total current assets	285,307	300,345

LONG-TERM ASSETS
Property and equipment, net	12,021	14,458
Severance pay fund	3,996	5,954
Goodwill and intangible assets, net	319,661	343,283
Operating lease right-of-use assets	33,688	43,665
Other long-term assets	12,078	7,288
Total long-term assets	381,444	414,648

TOTAL ASSETS	666,751	714,993

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	9,415	5,008
Current maturities of Series B Debentures	19,796	19,796
Accrued expenses and other liabilities	76,962	76,450
Current maturities of operating lease liabilities	9,063	10,827
Deferred revenue	30,720	39,614
Total current liabilities	145,956	151,695

LONG-TERM LIABILITIES
Series B Debentures, net of current maturities	59,275	78,986
Deferred tax liabilities	11,363	15,360
Other long-term liabilities	11,719	12,144
Long-term operating lease liabilities	28,432	38,751
Redeemable non-controlling interest	89	101
Accrued severance pay	7,063	9,236
Total long-term liabilities	117,941	154,578

EQUITY	402,854	408,720

TOTAL LIABILITIES AND EQUITY	666,751	714,993

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands

	For the Twelve months ended December 31,
	2022	2021
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	52,931	47,322
Reconciliation of net income to net cash provided by operating activities:
Impairment of right of use asset	-	1,439
Depreciation and amortization	22,240	28,669
Accretion of discount on Series B Debentures	85	106
Capital (gain) loss from sale of property and equipment	26	(60)
Stock-based compensation related to options issued to employees	3,960	4,801

Net changes in operating assets and liabilities, net of amount acquired:
Increase in Trade receivables, net and unbilled receivables	(21,860)	(13,937)
Decrease in Deferred tax liabilities, net	(8,541)	(1,902)
Decrease in Other operating assets	7,729	17,743
Increase (decrease) in Trade payables	4,634	(529)
Decrease in Other operating liabilities	(9,764)	(8,415)
Increase (decrease) in Deferred revenues	(7,738)	4,930
Increase in Accrued severance pay, net	78	375
Net cash provided by operating activities	43,780	80,542

Cash flows from investing activities:

Purchase of property and equipment	(2,757)	(3,786)
Proceeds from deposits	26	10,031
Proceeds from sale of property and equipment	54	1,111
Proceeds from (payments for) business acquisitions, net of cash acquired	(3,466)	831
Capitalized software development costs	(6,097)	(7,911)
Acquisition of intellectual property	(200)	(151)
Net cash provided by (used in) investing activities	(12,440)	125

Cash flows from financing activities:
Proceeds from employee stock options exercised	-	2,038
Distribution of dividend	(38,579)	(20,255)
Repayment of Series B Debenture	(19,796)	(19,796)
Payment of contingent considerations	-	(926)
Acquisition of non-controlling interests	-	(990)
Dividend to non-controlling interest	-	(31)
Net cash used in financing activities	(58,375)	(39,960)

Effect of exchange rate changes on cash and cash equivalents	(2,923)	(3,025)

Increase (Decrease) in cash and cash equivalents	(29,958)	37,682
Cash and cash equivalents at the beginning of period	190,243	152,561

Cash and cash equivalents at the end of period	160,285	190,243

Debentures Covenants

As of December 31, 2022, Sapiens was in compliance with all of its financial covenants under the indenture for the Series B Debentures, based on having achieved the following in its consolidated financial results:

Covenant 1

▪	Target shareholders’ equity (excluding non-controlling interest): above $120 million.

▪	Actual shareholders’ equity (excluding non-controlling interest) equal to $400.5 million.

Covenant 2

▪	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company’s Series B Debentures) below 65%.

▪	Actual ratio of net financial indebtedness to net capitalization equal to (32.96)%.

Covenant 3

▪	Target ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is below 5.5.

▪	Actual ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is equal to (1.14).